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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 14 )*

CALGON CARBON CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

129603 10 6

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 129603 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas A. McConomy

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 4,261,915 6. Shared Voting Power 7. Sole Dispositive Power 4,261,915 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,261,915

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 10.9%

12.	Type of Reporting Person (See Instructions)

Item 1(a).	Name of Issuer

Calgon Carbon Corporation (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

P.O. Box 717

Pittsburgh, PA 15230-0717

Item 2(a).	Name of Person Filing

Thomas A. McConomy

Item 2(b).	Address of Principal Business Office, or if None, Residence

The principal business address of the undersigned is:

413 Woodland Road

Sewickley, PA 15143

Item 2(c).	Citizenship

United States of America

Item 2(d).	Title of Class of Securities

Common Stock, $.01 par value (the “Common Stock”)

Item 2(e).	CUSIP No.

129603 10 6

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b)

None of the categories is applicable to the undersigned.

Item 4.	Ownership

a) Amount Beneficially Owned.

As calculated under Rule 13d-3, as of December 31, 2003, Thomas A. McConomy beneficially owned 4,261,915 shares of Common Stock, of which 53,450 shares are those which he has a right to acquire pursuant to options granted under the Company’s 1993 Non-Employee Directors’ Stock Option Plan, as amended.

b) Percent of Class.

As calculated under Rule 13d-3, as of December 31, 2003, Mr. McConomy beneficially owned 10.9% of the shares of Common Stock.

c) On December 31, 2003, Mr. McConomy had the sole power to vote and dispose or direct the disposition of the 4,261,915 shares of Common Stock then owned by him.

Item 5.	Ownership of Five Percent or Less of a Class

Inapplicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

None

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Inapplicable

Item 8.	Identification and Classification of Members of the Group

Inapplicable

Item 9.	Notice of Dissolution of Group

Inapplicable

Item 10.	Certification

Inapplicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: January 12, 2004	/s/ THOMAS A. MCCONOMY

Thomas A. McConomy